Exhibit 10.1

Heather McCallion

Via Email

July 22, 2026

Dear Heather,

We are delighted at the prospect that you will be joining Cable One as Chief Operating Officer. You will be appointed as an Executive Officer effective on your hire date, which we expect will be on or around August 24, 2026. This role will report directly to the Chief Executive Officer and is subject to your satisfactory completion of a pre-employment background check and all other pre-hire clearances.

SALARY AND BONUS

Your starting salary will be $475,000 per annum, payable bi-weekly in accordance with Cable One’s normal payroll practices. This salary is subject to review and possible adjustment in Cable One’s sole discretion, including based on market changes, performance, and other factors. Cable One’s executives are generally reviewed annually for changes to compensation.

As part of your employment with Cable One, as Chief Operating Officer, you will be eligible to receive an annual bonus targeted at 90 percent of your base annual salary (with potential of up to 180 percent of base salary). Bonuses are awarded in Cable One’s sole discretion and are determined after an evaluation of the Company’s performance as well as your own performance for the period. Payment of a bonus for one year does not guarantee payment in any subsequent year, and past performance does not guarantee future payouts. For the avoidance of doubt, any bonus in respect of your employment during 2026 (i.e., under the 2026 Annual Executive Bonus Plan) will be prorated. Bonuses are typically paid out in March after the calendar year for which they are awarded and only associates who remain on Cable One’s payroll on the date of the payment are eligible.

Your 2026 bonus, reflective of the 2026 performance year, will be payable in March of 2027 and will be guaranteed at a minimum of 100% of target, prorated for five months participation in the plan.

EQUITY COMPENSATION

(a)	Hire-on Restricted Stock Award. Subject to the approval of the Compensation and Talent Management Committee of the Company’s Board of Directors (the “C&TM Committee”), in September 2026 you will receive a grant of phantom restricted stock units settled in cash (“RSUs”) with a grant date value equal to approximately $1,000,000. The number of RSUs will be calculated based on the closing price of our common stock on or about September 1, 2026. This grant will vest ratably fifty percent (50%) per year over two years commencing on the first anniversary of the Grant Date and on each anniversary thereafter, provided you remain employed with Cable One through the applicable vesting date, except as otherwise provided in your award agreement.

(b)	Annual Equity Award: Under the Company’s annual executive compensation program, equity awards are typically made to members of the executive team annually each January and are generally granted as a combination of time-based and performance-based Phantom Stock settled in cash. Awards for this role typically have an aggregate grant date value of approximately $1,625,000 but are not guaranteed and are subject to the evaluation by and approval of the C&TM Committee. Subject to the approval of the C&TM Committee, your equity awards under the Company’s 2027 executive compensation program are expected to consist of:
a.	Time based RSUs with a grant date value equal to approximately $650,000, scheduled to vest thirty-three and one-third percent (33 ⅓%) per year over three years commencing on the first anniversary of the grant date and on each anniversary thereafter, subject to your continued employment with Cable One through the applicable vesting date, except as otherwise provided in your award agreement.
b.	Performance based RSUs with a grant date value equal to approximately $975,000, scheduled to cliff-vest after certification of the applicable performance criteria following a three-year performance period and as adjusted based on the level of attainment of the grant’s performance metrics.
c.	Additional details regarding performance metrics for the performance based RSU grant described above can be provided by the Vice President of Total Rewards and HR Systems.

VACATION

Based on the experience you bring to Cable One, we are accelerating your vacation eligibility. You will be eligible for 4 weeks of accrued vacation per year until you reach the eligibility requirements for additional time as outlined in the Paid Time Off policy in the Associate Guidebook.

BENEFITS

As a full-time associate, you will be eligible for our medical, dental, vision, life, and short-term disability insurance immediately upon hire. Many other voluntary benefits are available to you and are outlined in the attached flyer. Full details of the benefit plans will be available to you during your onboarding process, and you’ll be able to select options that fit your needs and lifestyle once your employment begins.

The RSU awards described above will be subject to the terms and conditions of the Cable One, Inc. 2026 Omnibus Incentive Compensation Plan (the “Plan”) and Cable One’s standard terms and conditions, including the restrictive covenants and clawback provisions applicable to executives of Cable One, as provided pursuant to the terms of your award agreements, the Company’s Incentive Compensation Recovery Policy and Clawback Policy, as amended, and the Plan.

You also understand and agree that you are solely responsible for any additional tax obligations resulting from the Company's payments.

This offer is contingent upon our verification of your right to work in the United States, as demonstrated by your completion of the Form I-9 upon hire and your submission of acceptable documents (as noted on the Form I-9) verifying your identity and work authorization within three (3) days of your hire date.

Cable One is an at-will employer, and you or Cable One may end the employment relationship at any time and for any reason, with or without notice.

Please sign and date this letter below to indicate your acceptance and return the original to me at your earliest convenience. Please keep a copy for your records.

I am very excited for the opportunity to work with you.

Jim Holanda

Chief Executive Officer

Cable One, Inc.

ACCEPTED AND AGREED

Date:	7/23/26

Name:	/s/ Heather McCallion